SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2002

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the
Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:    Press release dated December 19, 2002, announcing the intention of France Telecom’s subsidiary, Orange SA, to withdraw from the Swedish market

Orange SA announces plans to withdraw from
Swedish market

London/Malmo. December 19, 2002. Orange SA today announced its intention to withdraw from the Swedish market in direct response to the pressures placed upon it by the UMTS licence requirements and current market conditions.

In line with this, Orange Sverige will today significantly reduce the size of its operation with a redundancy programme affecting its remaining 234 staff. All positions affected will be dealt with in accordance with Swedish legislation and negotiations with the trade union representatives have begun. Employees will receive the company’s full support during this period.

Orange will continue to explore all options to secure the future of its Swedish operation.

Ends

For more information please contact the Orange Media Centre
Denise Lewis, Group Director of Corporate Affairs
+44 207 984 2000
Niamh Byrne, Group Head of Media Relations
+44 2079841995

For further information:

Orange and wirefree are trademarks of Orange PCS. The Orange group is one of the world’s largest mobile communications companies, with a presence in 21 countries across Europe and beyond. It provides a broad range of personal communications services, including Orange GSM1800 services and other digital cellular telephone services. The Orange brand operates in the UK, France, Switzerland, Romania, Denmark, Slovakia, Thailand, the Ivory Coast, the Dominican Republic and the Cameroon. The Orange group also has controlled operations in Belgium (Mobistar), the Netherlands (Dutchtone), Botswana (Vista Cellular) and Madagascar (SMM) and intends to launch Orange UMTS operations in Luxembourg. The Orange group has a joint controlling interest in Egypt (MobiNil) and minority interests in Italy (Wind), Portugal (Optimus), Austria (Connect Austria) and Mumbai/India (BPL Mobile).

As at the end of September 2002, Orange was the largest mobile operator in both the UK with 13.1 million active customers, and France with 18.8 million customers. Orange has 43.2 million controlled customers worldwide. Further information about Orange can be found on the Orange website at www.orange.com

For more information please call the Orange media centre on +44 207 984 2000 or +44 7973 201 911

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: December 19, 2002	By:	/s/ Pierre Hilaire
	Name:	Pierre Hilaire
	Title	Senior Vice President Finance, France

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